FORTIVE CORPORATION

6920 Seaway Blvd.

Everett, WA 98203

May 18, 2016

VIA COURIER AND EDGAR

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	The Fortive Corporation

Registration Statement on Form 10

File No. 001-37654

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Ravitz:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, the Fortive Corporation (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form 10 (File No. 001-37654) (as amended to date, the “Registration Statement”) be accelerated such that it be declared effective as of 5:00 p.m. Eastern time on May 20, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges each of the following:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Commission has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact Thomas W. Greenberg of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-7886. We request that we be

Amanda Ravitz

May 18, 2016

notified of the effectiveness of the Registration Statement by a telephone call to Mr. Greenberg and that such effectiveness also be confirmed in writing to the address above.

* * * * *

Very truly yours,

FORTIVE CORPORATION

By:	/s/ James A. Lico
Name:	James A. Lico
Title:	President and Chief Executive Officer

cc:	Thomas W. Greenberg

James F. O’Reilly